Exhibit 99.1

MAGNA INTERNATIONAL INC.

BOARD CHARTER

Purpose

This Charter has been adopted by the Board of Directors to assist the Board in the exercise of its responsibilities. This Charter, together with the Corporate Constitution, the charters of the Board’s committees and the various policies, principles, procedures, codes and guidelines adopted by the Board and/or any Board committees from time to time, collectively comprise the Corporation’s overall corporate governance framework.

Where used in this Board Charter, the following terms have the following meanings:

“Act” means the Business Corporations Act (Ontario).

“Board Interlock” means a circumstance in which two directors of the Corporation serve together on the board of directors of another public company.

“Corporate Management” has the meaning set forth in the Corporate Constitution.

“Executive Management” means all appointed officers of the Corporation above the level of Vice-President.

“Independent Auditor” means the independent auditor nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Corporation.

“Independent Director” means an individual who meets the independence standards specified under applicable law, currently being Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators.

Role and Responsibilities of the Board

1.                                       Stewardship Role: The Board is responsible for the overall stewardship of the Corporation. To this end, the Board:

•                                          supervises the management of the business and affairs of the Corporation pursuant to the Act and other applicable law; and

•                                          jointly with Executive Management, seeks to create long-term shareholder value.

2.                                       Specific Responsibilities: In addition to the Board’s legal obligations under the Act and any requirements specified in the Corporation’s articles of incorporation and by-laws, the Board bears responsibility for the following:

Corporate Culture and Governance

a.               Oversight and Reinforcement of the Corporate Culture: The Corporation maintains a unique entrepreneurial corporate culture which seeks to encourage productivity, ingenuity and innovation and align the interests of employees, management and shareholders. This corporate culture, reflected in part in the Corporate Constitution which forms part of the Corporation’s articles of incorporation, includes a number of operating principles, including:

•                  functional and operational decentralization;

•                  fiscal discipline;

•                  employee equity participation and profit sharing;

•                  shareholder profit participation through dividends;

•                  incentive-based management compensation;

•                  a commitment to innovation through research and development; and

•                  support for charitable, cultural, educational, political and other social causes.

The Board shall be responsible for overseeing and reinforcing the Corporation’s entrepreneurial corporate culture which has been essential to the Corporation’s long-term financial success, the creation of long-term shareholder value and its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels.

b.               Approach to Corporate Governance and Governance Guidelines: The Board shall oversee the development of the Corporation’s system of, and overall approach to, corporate governance.  The Board has delegated to the Corporate Governance and Compensation Committee responsibility to review and make recommendations to the Board regarding corporate governance matters.

Management Oversight

c.               Selecting the Chief Executive Officer and Overseeing the Hiring of Other Members of Executive Management:  The Board is responsible for selecting the Corporation’s Chief Executive Officer. In doing so, the Board shall consider a number of factors, including a candidate’s personal and professional integrity, reputation, achievements, experience, acumen/judgment, leadership qualities, knowledge and understanding of the Corporation’s business environment. Additionally, the Board shall provide oversight and advice with respect to the selection of other members of Executive Management.

d.               Satisfying Itself as to the Integrity of Executive Management: The Board shall take such actions as it deems necessary to satisfy itself as to:

•                  the integrity of the Corporation’s Chief Executive Officer and other members of Executive Management; and

•                  the creation and fostering by the Chief Executive Officer and other members of Executive Management of a culture of integrity and ethical business conduct throughout the Corporation.

e.               Overseeing Executive Compensation: The Board shall be responsible for ensuring that the Corporation’s system of executive compensation:

•                  is consistent with the Corporate Constitution and the Corporation’s long-standing compensation philosophies; and

•                  continues to meet the objectives of attracting, retaining and motivating skilled executives.

The Board has delegated to the Corporate Governance and Compensation Committee responsibility for making recommendations to the Board with respect to:

•                  the Corporation’s overall system of executive compensation; and

•                  the application of such system to members of Corporate Management, including with respect to the assessment of the performance of Corporate Management and the determination of all direct, indirect and incentive compensation, benefits and perquisites (cash and non-cash) for members of Corporate Management.

f.                 Succession Planning and Appointment, Training and Monitoring of Executive Management: The Board shall be responsible for overseeing the development by the Chief Executive Officer of a management succession plan and, in particular, satisfying itself that such plan adequately addresses the succession of members of Executive Management and management of the Corporation’s automotive systems groups. The Board has delegated to the Corporate Governance and Compensation Committee responsibility for reviewing such succession plans and providing its recommendations to the Board.

The Board is also involved in management succession and manpower planning through its review of all officer appointments. In reviewing and appointing the Corporation’s officers, the Board shall satisfy itself as to each candidate’s personal and professional integrity, as well as skill and experience for the proposed office.

Corporate Strategy

g.              Adoption of a Strategic Planning Process: In respect of each fiscal year, the Board shall:

•                  meet with applicable members of Executive Management and automotive systems group management regarding the strategic planning for the Corporation, including identification of future trends, opportunities and risks over a three to seven-year horizon; and

•                  consider and approve a business plan which addresses such trends, opportunities and risks.

Specific business plans and strategies at both the corporate and automotive systems group levels shall be presented by Executive Management and automotive systems group management for discussion. Capital expenditure projections for each fiscal year shall be reviewed and a budget presented for approval. Updates on industry trends, product strategies, new product developments, major new business, capital expenditures and specific problem areas/action plans shall be presented by management and discussed as required at regular quarterly Board meetings.

Risk Management

h.              Identification and Management of Principal Risks: The Board shall review one or more reports prepared by Executive Management identifying the principal business risks faced by the Corporation and Executive Management’s assessment of, and proposed responses to, such risks as they develop.  The Board shall oversee the implementation of appropriate systems to manage these risks. The Board has delegated to the Audit Committee the responsibility for receiving management’s assessment and responses and making recommendations and reports to the Board.

i.                 Integrity of Internal Control and Management Information Systems: The Board shall satisfy itself that effective systems are in place to monitor the integrity of the Corporation’s system of internal controls and its critical management information systems. The Board has delegated to the Audit Committee responsibility to review and monitor the effectiveness of such systems and to make any recommendations to the Board.

Communication with Shareholders and Other Stakeholders

j.                 Shareholder Engagement: The Board recognizes the importance and value of regular, constructive engagement with the Corporation’s shareholders. The Lead Director shall act as the Board’s contact and Board spokesperson in connection with all meetings with shareholders and shall be accompanied in such meetings by the Corporation’s most senior investor relations or financial officer or such other officer as may be appropriate to assist in ensuring that discussions do not extend to undisclosed material facts or changes.

k.             Communications Policy: The Board shall oversee the Corporation’s programs to effectively communicate with all of its stakeholders, including employees, as well as the general public. Such programs include without limitation: open quarterly webcast conference calls; the Corporation’s website; MagNet (intranet); Employee Hotline; Employee Relations Advisory Board; and Good Business Line. The Board shall also satisfy itself that the Corporation maintains appropriate policies regarding corporate disclosure.

Fundamental Corporate Actions

l.                 Reviewing, Approving and Monitoring Fundamental Corporate Actions: In addition to those specific matters requiring prior Board approval under applicable laws, rules and regulations, or elsewhere in this Charter, the Board shall be responsible for:

•                  approving the following:

•                  the Corporation’s interim and annual financial statements, related Management’s Discussion and Analysis of Results of Operations and Financial Position, earnings press releases and other public disclosure documents of the Corporation containing financial information of the Corporation;

•                  material public disclosures of the Corporation, including all management information circulars/proxy statements, annual information forms/40-Fs and material press releases;

•                  business plans and capital expenditure budgets;

•                  material financing activities, whether by way of debt or equity;

•                  major organizational restructurings (excluding internal reorganizations);

•                  material acquisitions and divestitures; and

•                  major corporate policies; and

•                  recommending the Independent Auditor to shareholders, based on the recommendation of the Audit Committee.

Board Leadership and Structure

3.                                       Chairman of the Board: The Board shall select a director to act as Chairman of the Board, who shall preside as chair at all Board and shareholder meetings and carry out such specific duties as set forth in the Corporation’s general by-law and as otherwise required by the Board from time to time.

4.                                       Separation of Chairman and Chief Executive Officer Roles: The positions of Chairman of the Board and Chief Executive Officer of the Corporation shall not be occupied by the same person, except on an interim basis following the resignation or termination of a Chief Executive Officer.

5.                                       Lead Director: At any time when the Chairman of the Board is not an Independent Director, the Board shall select an Independent Director to act as the Lead Director of the Board. The Lead Director’s duties include:

•                                          presiding as Chairman of any Board meeting at which the Chairman of the Board is not present;

•                                          representing the Corporation’s Independent Directors in discussions with Executive Management on corporate governance issues and other matters;

•                                          assisting in ensuring that the Board functions independently of management, including by presiding as Chairman during any portion of a Board meeting without members of management present;

•                                          together with the Chief Executive Officer, assisting in recruiting to the Board potential director candidates who have been identified and selected by the Nominating Committee;

•                                          overseeing the annual assessment of the effectiveness of the Board and each of its standing committees;

•                                          representing the Board in shareholder engagement meetings and similar activities with other stakeholders; and

•                                          performing such other duties and responsibilities as are delegated by the Board from time to time.

Normally the Lead Director shall also chair the Corporate Governance and Compensation Committee of the Board.

6.                                       Effect of Resignation by Chief Executive Officer: A person serving as both a director and Chief Executive Officer of the Corporation shall submit to the Board his or her resignation as a director upon his or her resignation or termination as the Chief Executive Officer. The Nominating Committee shall consider and make recommendations to the remaining members of the Board as to whether to accept such resignation and, if so, the appropriate effective date thereof to help achieve an orderly transition.

7.                                       Standing Committees:  The Board shall have four standing committees:

•                                          Audit Committee;

•                                          Corporate Governance and Compensation Committee;

•                                          Nominating Committee; and

•                                          Health and Safety and Environmental Committee.

The purpose, duties, responsibilities and composition of, and other matters relating to, each such committee shall be set forth in a committee charter approved by the Board and each standing committee shall act within and under the mandate set forth in its charter.

8.                                       Special Committees:  From time to time, the Board may establish special committees to review and make recommendations on specific matters. Where appropriate, such special committees shall be composed entirely of Independent Directors of the Corporation.

Board Independence and Effectiveness

9.                                       Size: The Board shall consist of such number of directors between five and fifteen as the Board deems appropriate in order to facilitate effective and efficient decision-making. The Board has delegated to the Nominating Committee the responsibility for considering and making recommendations to the Board with respect to Board size. Given the Corporation’s size, scope and complexity, as well as the need for a diversity of director views, it is expected that the Board will typically include at least nine directors.

10.                                 Composition: The Board shall consist of directors who represent a diversity of skills, personal experience and backgrounds which will assist the Board in fulfilling its duties. At a minimum, each director should possess the following attributes:

•                  personal and professional integrity;

•                  significant achievement in his or her field;

•                  experience and expertise relevant to the Corporation’s business;

•                  a reputation for sound and mature business judgment;

•                  the commitment and ability to devote the necessary time and effort in order to conduct his or her duties effectively; and

•                  where required, financial literacy.

In order to be able to devote the necessary time and effort to the activities of the Board and its committees, a director should not sit on a total of more than six public company boards without the prior approval of the Nominating Committee. A director who serves as a chief executive officer (or equivalent position) of a public company or similar commercial enterprise should not sit on a total of more than three public company boards without the prior approval of the Nominating Committee.

11.                                 Independence: At least two-thirds of the Corporation’s directors shall be Independent Directors. The Board shall annually determine the independence of each director, based on the recommendations of the Nominating Committee.

If less than two-thirds of the Corporation’s directors are Independent Directors, including as a result of an Independent Director ceasing to be a director for any reason, the Board shall act promptly and in any event within 120 days use all reasonable efforts to restore the two-thirds independence ratio.

12.                                 Interlocks: In selecting candidates for nomination as directors of the Corporation, the Board has charged the Nominating Committee with the responsibility of managing Board Interlocks. The Nominating Committee shall not propose a slate of directors for election by shareholders if the election of those directors would result in more than two concurrent Board Interlocks. During the period between annual shareholder meetings, directors are required to advise the Chairman of the Nominating Committee of their intention to join or be nominated for election to the Board of another public company in order to help ensure that the Board does not exceed two Board Interlocks.

13.                                 Material Change in Director’s Status: Each director shall be required to notify the Chairman of the Nominating Committee of any material change in his or her circumstances which could adversely impact the director’s ability to carry out his or her duties on the Board and any Committees. Such circumstances could include material changes to the director’s:

•                  health;

•                  qualification as an Independent Director;

•                  primary occupation;

•                  country of primary residence; and/or

•                  inability to meet the attendance requirement contained in this Charter.

14.                                 Board Succession: The Nominating Committee shall seek to maintain an updated list of potential Independent Director candidates who meet the requirements set forth above and who could be considered for appointment to the Board to fill vacancies which may arise from time to time, or for nomination to shareholders in connection with annual shareholder meetings of the Corporation.

15.                                 Access to Outside Advisors:  The Board and its Committees may retain and compensate outside legal and other advisors at the expense of the Corporation where reasonably required to assist and advise the Board and Committees in carrying out their duties and responsibilities.

16.                                 Prohibition on Loans to Directors and members of Executive Management: The Corporation shall not make personal loans or extensions of credit to directors of the Corporation or members of Executive Management.

17.                                 Board Evaluation:  The Lead Director, in conjunction with the Corporate Governance and Compensation Committee, is responsible for assisting in the annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and individual directors.

Majority Voting Policy

18.                                 Majority Voting: Commencing in respect of the Corporation’s 2012 annual meeting of shareholders, if any director nominee is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favour (an “Affected Director”), the Affected Director shall promptly submit a written resignation to the Board. The Nominating Committee shall promptly consider and make recommendations to the remaining members of the Board as to whether to accept an Affected Director’s resignation. The Corporation shall publicly disclose the Board’s determination on a timely basis.

If the Board accepts the resignation of the Affected Director, the Board may: leave the vacancy unfilled until the next annual meeting of the Corporation; fill the vacancy through the appointment of a new director; or call a special meeting of shareholders at which a director nominee will be proposed for election by shareholders.

For greater certainty, this majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

Director Education and Access to Senior Employees

19.                                 Director Orientation and Education:  New Independent Directors shall be provided with a detailed overview of the Corporation’s business in order to assist them in contributing effectively to the Board. Management shall provide new Independent Directors with an orientation manual, the opportunity to meet with Executive Management and operational personnel and the opportunity to visit the Corporation’s manufacturing and other facilities.

Additionally, the Board may undertake or arrange for continuing director education activities and programs on subjects that would assist directors in carrying out their duties. Individual directors are encouraged to participate in external director education activities at the Corporation’s expense and shall be reimbursed for their costs in doing so.

20.                                 Access to Senior Employees: Independent Directors are invited to contact senior employees of the Corporation, including the Corporation’s treasurer, senior accounting officer, controller, head of internal audit, senior tax officer, corporate secretary and others, without Executive Management present.

Board Compensation and Director Equity Ownership

21.                                 Board Compensation: The Board shall approve appropriate compensation, benefits and perquisites for Independent Directors following a review by, and recommendations of, the Corporate Governance and Compensation Committee. In establishing such compensation, the Corporate Governance and Compensation Committee shall seek to achieve the following objectives:

•                  Independent Directors should be competitively compensated in relation to peer group companies of similar size, complexity, geographic scope and other relevant measures;

•                  the compensation system should align the interests of Independent Directors with those of the Corporation’s shareholders through one or more equity-based components;

•                  the compensation system should appropriately recognize and compensate Independent Directors who serve as committee members and committee chairs;

•                  appropriate recognition should be given to the significant contribution in time and effort required from the Lead Director; and

•                  generally, non-Independent Directors should not receive additional compensation for serving on the Board.

22.                                Independent Director Share Maintenance Requirement: Independent Directors are required to own common shares and/or deferred share units (“DSUs”) of the Corporation representing five times the annual retainer payable to Independent Directors. Compliance with such share maintenance requirement shall be determined by dividing:

•                  five times the annual retainer; by

•                  the average of daily closing prices on The New York Stock Exchange of the Corporation’s common shares for the prior five calendar years,

with the result obtained being the number of shares and/or DSUs required to be held.

New directors are entitled to a period of five years from the date first elected or appointed to the Board to accumulate the required number of shares or DSUs. Additionally, all directors who have served since January 1, 2011, are entitled to a period of three years from such date to increase their holdings from the prior share maintenance requirement of three times the annual retainer.

Board Meeting Administration

23.                                 Meetings: The Board shall hold five scheduled meetings each year, consisting of four quarterly meetings and one strategic planning and business plan review meeting. Other meetings shall be scheduled as required. The Independent Directors shall hold sessions without non-Independent Directors and other members of management present at each scheduled meeting.

24.                                 Minimum Attendance: Each director of the Corporation is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable Committee meetings, except to the extent that any absence is due to medical or other valid reasons.

25.                                 Meeting Agendas: The Corporation’s Chairman, Lead Director and its Chief Executive Officer, shall establish a preliminary agenda for each Board meeting with the assistance of the Secretary of the Corporation. Any director may request items to be included on the agenda for any meeting.

26.                                 Meeting Materials: To the extent reasonably practicable, meeting materials shall be distributed sufficiently in advance of Board meetings to permit directors to properly review and consider such materials.

Review and Revision of Charter

27.                                 Annual review: The Board shall annually review this Charter and revise it from time to time in such manner as the Board sees fit. The Board has delegated to the Corporate Governance and Compensation Committee the responsibility for recommending changes to this Board Charter.

Board Approved:      March 22, 2011